Exhibit 99.1

For Immediate Release
October 18, 2007

Sega Project Indicated Resources Climb 44% to 446,000ozs

Inferred Resources Total 64,000ozs

Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce an increase in the NI 43-101 compliant gold resources of its Sega Project in Burkina Faso, West Africa.  Met-Chem Canada Inc., of Montreal, Quebec validated the resource estimate performed by Orezone, which includes a total indicated resource of 446,000 oz contained in 7.2Mt at a grade of 1.9 g/t Au along with inferred resources of 64,000ozs contained within 1.3Mt at a grade of 1.5 g/t Au (see Table 1). This resource estimate does not include drill results from 2007. The total resources are contained within four (4) principle zones: Bakou, Gambo and Tiba to an average depth of 120 m and RZ to a depth of 200 m. These results represent a 44% increase in the indicated mineral resource at Sega from the March 2006 Met-Chem Report (Table 2; and March 22, 2006 press release) and provide a substantial foundation for advancing the Sega Deposit to the feasibility stage for a small heap leach scenario.

An extensive 25,000 m drilling program is currently underway to upgrade and expand the resources at RZ, Bakou, Gambo and Tiba, in addition to testing the continuity of the mineralized Zouma Trend discovered earlier in 2007. An ongoing field program consisting of regional sampling, mapping, ground geophysics and airborne geophysical surveys has also identified several priority targets that will be tested during the current drill campaign.

Table 1. 2007 Met-Chem NI 43-101 resource estimate for the Sega deposit, Burkina Faso, West Africa.

Category	Tonnes*	Au Grade (g/t)	Ounces
Indicated	7,150,000	1.94	446,000
Inferred	1,320,000	1.50	64,000

*0.5 g/t Cut-off

Table 2. 2006 Met-Chem NI 43-101 resource estimate for the Sega deposit, Burkina Faso, West Africa.

Category	Tonnes*	Au Grade (g/t)	Ounces
Indicated	4,844,000	1.99	310,000
Inferred	1,413,000	1.61	73,000

*0.5 g/t Cut-off

Orezone also engaged the services of Genivar Société en commandite, from Rouyn-Noranda, Quebec to manage a technical scoping study. This project has produced an Environmental Study, a Metallurgical report and a Mining Report which will facilitate advancing the Sega deposit through feasibility. The mining report was based on a heap leach operation with 3000 tpd throughput. Capital expenditures are estimated at US$12,700,000 and heap leach recoveries are estimated to be better than 80%.

 ”We are very pleased with the results of the Met-Chem report as it confirms a substantial resource at Sega. These results validate Orezone’s exploration approach and provide the basis for ongoing programs to add additional resources in order to take the deposit to the feasibility stage.” stated Steve King, VP, Exploration for Orezone.

Drilling on the Sega property was supervised by Steve King, P.Geo., VP Exploration, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. The technical report will be available on SEDAR within 30 days.

For further information please contact:

Ron Little	Niel Marotta
Chief Executive Officer	Vice President Corporate Finance
rlittle@orezone.com	nmarotta@orezone.com

Pascal Marquis	Janet Eastman
President	Manager of Investor Relations
pmarquis@orezone.com	jeastman@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Orezone for the year ended December 31, 2006, and other continuous disclosure documents filed by Orezone since January 1, 2007 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.